SMART Technologies Inc.

Consolidated Financial Statements

Years ended March 31, 2016, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2016 and March 31, 2015, the consolidated statements of operations, comprehensive (loss) income, shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended March 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As discussed in Note 1 to the financial statements, the company has changed its method of presenting deferred taxes in the balance sheet as at March 31, 2016, due to the adoption of Accounting Standards Update 2015-17, Income Taxes. The comparative period has been revised to reflect the retrospective application.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2016 and March 31, 2015, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2016 in accordance with US generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants

May 26, 2016

Calgary, Canada

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31,
	2016	2015	2014
Revenue (note 1 (j))	$348,480	$492,919	$589,174
Cost of sales	247,169	261,057	340,107

Gross margin	101,311	231,862	249,067

Operating expenses
Selling, marketing and administration	78,127	103,858	116,880
Research and development	35,982	43,309	40,068
Depreciation and amortization of property and equipment (note 5)	8,078	11,266	16,357
Amortization of intangible assets	61	71	22,367
Restructuring costs (note 2)	5,080	6,108	5,891
Gain on sale of long-lived assets	—	(84)	(4,151)

	127,328	164,528	197,412

Operating (loss) income	(26,017)	67,334	51,655

Non-operating expenses (income)
Interest expense	18,270	19,958	21,446
Foreign exchange loss	1,244	11,107	9,904
Other income	(665)	(712)	(759)

	18,849	30,353	30,591

(Loss) income before income taxes	(44,866)	36,981	21,064
Income tax expense (recovery) (note 11)
Current	3,503	(1,945)	5,097
Deferred	12,534	14,798	(4,577)

	16,037	12,853	520

Net (loss) income	$(60,903)	$24,128	$20,544

(Loss) earnings per share (note 12)
Basic	$(4.99)	$1.98	$1.70
Diluted	$(4.99)	$1.91	$1.62

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income

(thousands of U.S. dollars)

For the years ended March 31,
	2016	2015	2014
Net (loss) income	$(60,903)	$24,128	$20,544
Other comprehensive income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(2,854)	(1,216)	3,280
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $92 ($281 and $394 for the years ended March 31, 2015 and March 31, 2014, respectively)	813	5,774	3,993
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the year ended March 31, 2015	—	(422)	—

	(2,041)	4,136	7,273

Total comprehensive (loss) income	$(62,944)	$28,264	$27,817

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$19,960	$54,465
Trade receivables, net of allowance for receivables of $4,205 and $4,392 (note 3)	46,572	61,584
Income taxes recoverable	5,349	7,432
Inventory (note 4)	42,651	51,638
Other current assets	6,661	6,466

	121,193	181,585

Inventory (note 4)	5,242	—
Property and equipment (note 5)	44,094	54,745
Deferred income taxes (note 11)	3,150	16,356
Deferred financing fees (note 8(b))	1,515	2,462
Other long-term assets	528	603

	$175,722	$255,751

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$8,929	$18,678
Accrued and other current liabilities (note 6)	36,575	44,340
Deferred revenue	16,458	13,134
Current portion of capital lease obligation (note 5)	1,152	1,103
Current portion of long-term debt (note 8)	12,500	10,156

	75,614	87,411

Long-term debt (note 8)	95,434	96,342
Capital lease obligation (note 5)	51,470	53,818
Deferred revenue	13,608	11,787
Deferred income taxes (note 11)	247	—
Other long-term liabilities	635	938

	237,008	250,296
Commitments and contingencies (note 13)
Shareholders’ (deficit) equity
Share capital (note 9)
Common Shares—no par value; unlimited shares authorized; issued 12,242,992 and 12,219,091	696,506	696,151
Treasury Shares (Common Shares)—41,050	(840)	(840)
Accumulated other comprehensive income	631	2,672
Additional paid-in capital (notes 9 and 10)	44,478	48,630
Accumulated deficit	(802,061)	(741,158)

	(61,286)	5,455

	$175,722	$255,751

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ (Deficit) Equity

(thousands of U.S. dollars)

For the years ended March 31,
	2016	2015	2014
Share capital amount (note 9)
Balance at beginning of year	$695,311	$694,041	$692,270
Participant Equity Loan Plan (note 9)	43	234	603
Shares issued under stock plans (note 9)	312	1,036	1,168

Balance at end of year	695,666	695,311	694,041

Accumulated other comprehensive income (loss)
Balance at beginning of year	2,672	(1,464)	(8,737)
Other comprehensive (loss) income	(2,041)	4,136	7,273

Balance at end of year	631	2,672	(1,464)

Additional paid-in capital
Balance at beginning of year	48,630	43,738	41,281
Stock-based compensation (recovery) expense (note 10)	(3,840)	5,910	3,603
Shares issued under stock plans (note 9)	(312)	(1,018)	(1,146)

Balance at end of year	44,478	48,630	43,738

Accumulated deficit
Balance at beginning of year	(741,158)	(765,286)	(785,830)
Net (loss) income	(60,903)	24,128	20,544

Balance at end of year	(802,061)	(741,158)	(765,286)

Total shareholders’ (deficit) equity	$(61,286)	$5,455	$(28,971)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31,
	2016	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	$(60,903)	$24,128	$20,544
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment (note 5)	12,185	16,619	25,875
Amortization of intangible assets	61	160	22,463
Amortization of deferred financing fees (note 8(b))	884	1,023	3,471
Amortization of long-term debt discount	1,592	1,338	374
Non-cash (recovery) expense in other liabilities	(63)	98	(3,870)
Stock-based compensation (recovery) expense	(3,840)	5,910	3,603
Unrealized (gain) loss on foreign exchange	(1,011)	12,478	10,627
Deferred income tax expense (recovery)	12,534	14,798	(4,577)
Gain on liquidation of foreign subsidiary	—	(422)	—
Gain on sale of long-lived assets	—	(84)	(4,151)
Changes in operating assets and liabilities:
Trade receivables	14,233	19,829	(26,356)
Inventory	(413)	19,288	(18,634)
Other current assets	(227)	2,197	1,053
Income taxes recoverable	1,231	(5,864)	21,746
Accounts payable, accrued and other current liabilities	(12,970)	(40,231)	7,378
Deferred revenue	5,745	(53,574)	(29,530)
Other long-term assets	—	—	(465)

Cash (used in) provided by operating activities	(30,962)	17,691	29,551

Investing
Capital expenditures	(2,751)	(6,691)	(11,383)
Proceeds from sale of long-lived assets	—	116	4,221
Proceeds from sale-leaseback, net (note 5)	—	—	76,216

Cash (used in) provided by investing activities	(2,751)	(6,575)	69,054

Financing
Proceeds from long-term debt	10,000	5,000	127,950
Repayment of long-term debt	(10,156)	(14,375)	(302,912)
Financing fees paid	—	(12)	(4,824)
Repayment of capital lease obligation	(1,068)	(1,152)	(1,361)
Participant equity loan plan, net	41	224	559
Other	—	19	22

Cash used in financing activities	(1,183)	(10,296)	(180,566)
Effect of exchange rate changes on cash and cash equivalents	391	(4,501)	(1,276)

Net decrease in cash and cash equivalents	(34,505)	(3,681)	(83,237)
Cash and cash equivalents, beginning of year	54,465	58,146	141,383

Cash and cash equivalents, end of year	$19,960	$54,465	$58,146

Cash and cash equivalents are comprised as follows
Cash	$11,331	$26,592	$31,434
Cash equivalents	8,629	27,873	26,712

	$19,960	$54,465	$58,146

Supplemental cash flow disclosures:
Interest paid	$13,947	$15,110	$15,043
Income taxes paid	$2,050	$8,542	$3,093
Changes in non-cash capital expenditures in accounts payable and accrued and other current liabilities	$191	$1,559	$(676)
Non-cash acquisition of asset under capital lease	$—	$—	$70,936

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC, and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions. The Company generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

1. Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, stock-based compensation, deferred income taxes, and investment tax credits. Actual results could differ from these estimates.

(c) Foreign currency translation and re-measurement

The Company’s Canadian operations and its foreign subsidiaries outside the United States (“U.S.”), which solely provide sales and marketing support, have the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss. The Company’s U.S. subsidiaries have the U.S. dollar as their functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the reporting period. Exchange gains or losses from the translation of these foreign subsidiaries’ financial results are credited or charged to foreign currency translation included in other comprehensive (loss) income and accumulated other comprehensive income as part of shareholders’ (deficit) equity.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive (loss) income and accumulated other comprehensive (loss) income as part of shareholders’ (deficit) equity.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash-on-hand and short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates collectability of specific customer receivables based on a variety of factors on a periodic basis. The Company considers currency risk, geopolitical risk, payment history, customer stability, the age of the trade receivable balances and other factors that may affect the customers’ ability to pay. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered.

(f) Inventory

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or net realizable value. Cost includes the cost of the material plus the applicable share of overhead. If the cost of the inventory exceeds its net realizable value, provisions are made for the difference between the cost and the net realizable value.

(g) Property and equipment

Property and equipment is recorded at cost and depreciated over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives are generally as follows: asset under capital lease, 20 years; information systems, hardware and software, two to four years; assembly equipment, furniture, fixtures and other, two to four years; and leasehold improvements, two to four years. The Company capitalizes certain internal and external costs incurred to acquire or develop internal use software. Capitalized software costs are

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

amortized over its useful life, which ranges from two to four years. Depreciation expense related to equipment used in assembly operations held at the Company’s contract manufacturers is included in cost of sales.

The Company reviews property and equipment for impairment. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amounts to future undiscounted cash flows the asset is expected to generate. If property and equipment is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

(h) Deferred financing fees

Deferred financing fees represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are amortized over the term of the debt or credit facilities.

(i) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term, and included in depreciation and amortization of property and equipment in the consolidated statements of operations. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease agreement.

Gains associated with the fiscal 2014 sale-leaseback transaction were deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(j) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. The Company has agreements with certain distributors which allow for stock rotation rights and price protection. The Company recognizes an allowance for stock rotation rights and price protection based on historical experience. The provision is recorded as a reduction to revenue in the period during which the related revenue is recognized. Revenue is recorded net of taxes collected from customers that are remitted to government authorities with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Revenue recognition for arrangements with multiple deliverables

The Company’s interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

(ii)	third-party evidence (“TPE”); and

(iii)	estimate of the selling price (“ESP”).

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company sells its product.

The Company is unable to determine VSOE for its deliverables as they are not sold in significant volumes on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated term of provision.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory in April 2014, the Company ceased its past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales would end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing September 24, 2013. No further changes in estimate were made after September 2013. Therefore, there is no continuing impact on operating income and net income subsequent to March 31, 2015. For fiscal year 2015, the effect of this change on operating income and net income was an increase of $37,839 and $28,379 (2014—$20,303 and $15,227) respectively and the impact on earnings per share was $2.33 and $2.24 (2014—$1.26 and $1.20) on a basic and diluted basis, respectively.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights separately from hardware. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over one year, the estimated period that such items are delivered or that services are provided.

(k) Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

All derivative financial instruments are recognized at fair value on the consolidated balance sheet. Fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not apply hedge accounting to any of its financial instruments.

(l) Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company’s practice is to recognize interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations.

(m) Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction (increase) to income tax expense (recovery).

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

(n) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore all product development costs are expensed as incurred.

(o) Earnings per share

Per share amounts are based on the weighted-average number of Common Shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(p) Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized and records the expense in cost of sales. Interactive displays and other hardware products are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs. The accrued warranty obligation is included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(q) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the graded method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability and intent to settle the awards in Common Shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s Common Shares on the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

(r) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase Common Shares of the Company at fair value. Common Shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and any accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(s) Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

(t) Legal and other contingencies

The Company is subject to a number of legal proceedings and claims arising out of the conduct of the Company’s business. A liability is recorded when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Should the Company fail to prevail in any of these legal matters or should several legal matters be resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

(u) Reclassification

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(v) Recent accounting guidance adopted

In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update changed the guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance prospectively, as permitted. The early adoption did not impact the Company’s results of operations, financial condition or disclosures.

In November 2015, the FASB issued a new accounting standard update to change the balance sheet classification of deferred taxes. The amendments in this update eliminate the requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified balance sheet. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance retrospectively, as permitted. Previously reported current deferred income taxes and non-current deferred income taxes, classified under current assets and non-current assets, respectively, have been revised to reflect the retrospective application as follows as at March 31, 2015:

March 31, 2015
Current deferred income taxes, as reported	$8,052
Reclassification of deferred income taxes	(8,052)

Current deferred income taxes, as reclassified	$—

March 31, 2015
Non-current deferred income taxes, as reported	$8,304
Reclassification of deferred income taxes	8,052

Non-current deferred income taxes, as reclassified	$16,356

(w) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard, as well as subsequent updates, which will supersede existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for the Company beginning April 1, 2018. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. This new guidance will be effective for the Company beginning April 1, 2016. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued a new accounting standard on leases which will supersede existing leases guidance. The standard requires companies to include the majority of their lease obligations in their balance sheet, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability. The standard also requires expanded disclosures surrounding lease transactions. The standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and allows for modified retrospective adoption. Early adoption is permitted. The new standard will be effective for the Company beginning April 1, 2019. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update to simplify the accounting for share-based payments. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. This new guidance will be effective for the Company beginning April 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2016 October restructuring

In the third quarter of fiscal 2016, the Company updated its financial outlook and subsequently implemented cost reduction initiatives primarily relating to kapp sales and marketing activities and related R&D spend. The restructuring plan was substantially completed as at December 31, 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Changes in the accrued restructuring obligation associated with the fiscal 2016 October restructuring activities were as follows:

Year ended March 31, 2016
Employee Termination Costs
Restructuring costs incurred	$3,870
Restructuring costs paid	(3,809)
Adjustments	(24)
Currency translation adjustment	(20)

Balance at end of year	$17

At March 31, 2016, the accrued fiscal 2016 October restructuring obligation of $17 was included in accrued and other current liabilities.

(b) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which merged the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments were centralized at the corporate level. The restructuring plan included outsourcing of the Company’s information technology function. The restructuring plan was substantially completed as at September 30, 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Year ended March 31, 2016
	Employee Termination Costs	Other Restructuring Costs	Total
Balance at beginning of year	$4,066	$31	$4,097
Restructuring costs paid	(4,111)	(31)	(4,142)
Adjustments	373	—	373
Currency translation adjustment	(68)	—	(68)

Balance at end of year	$260	$—	$260

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$4,127	$240	$4,367
Restructuring costs paid	(38)	(207)	(245)
Currency translation adjustment	(23)	(2)	(25)

Balance at end of year	$4,066	$31	$4,097

At March 31, 2016, the accrued fiscal 2015 March restructuring obligation of $260 was included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(c) Other restructuring activities

Other restructuring activities undertaken from fiscal 2012 to 2015 included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions, the transfer of interactive display assembly operations to contract manufacturers and a change in business focus for specific regions including movement to a leaner organizational structure with additional reliance placed on key channel partners.

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Year ended March 31, 2016
	Employee Termination Costs	Facilities Costs	Total
Balance at beginning of year	$1,053	$217	$1,270
Restructuring costs paid	(379)	(1,094)	(1,473)
Adjustments	(98)	959	861
Currency translation adjustment	47	(82)	(35)

Balance at end of year	$623	$—	$623

	Year ended March 31, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	2,194	—	781	2,975
Accretion expense	—	8	—	8
Restructuring costs paid	(5,165)	(4,048)	(339)	(9,552)
Adjustments	(869)	24	(397)	(1,242)
Currency translation adjustment	(307)	104	(36)	(239)

Balance at end of year	$1,044	$217	$9	$1,270

	Year ended March 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,890	$7,518	$84	$13,492
Restructuring costs incurred	6,374	235	681	7,290
Accretion expense	—	218	—	218
Restructuring costs paid	(5,005)	(3,949)	(530)	(9,484)
Adjustments	(1,986)	585	(216)	(1,617)
Currency translation adjustment	(82)	(478)	(19)	(579)

Balance at end of year	$5,191	$4,129	$—	$9,320

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

At March 31, 2016, the Company has incurred total restructuring costs to date of $42,607 since the commencement of the other restructuring activities discussed above, comprised of employee termination benefits of $27,444, facilities costs of $12,651, and other restructuring costs of $2,512.

At March 31, 2016, $623 (March 31, 2015 – $1,113) of the accrued other restructuring obligation was included in accrued and other current liabilities and nil (March 31, 2015 – $157) was included in other long-term liabilities.

3. Trade receivables

The activity in the allowance for doubtful receivables was as follows:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	$4,392	$3,182	$3,500
Charge to bad debts expense	768	2,288	516
Write-off of receivables	(862)	(439)	(542)
Currency translation adjustment	(93)	(639)	(292)

Balance at end of year	$4,205	$4,392	$3,182

4. Inventory

The components of inventory were as follows:

	March 31, 2016	March 31, 2015
Finished goods	$47,139	$51,113
Raw materials	754	525
Non-current inventory	(5,242)	—

Current inventory	$42,651	$51,638

As a result of slower than anticipated SMART kapp sales, during the third quarter of fiscal 2016, the Company assessed and revised its future demand assumptions for finished goods and raw materials. Based on these revised demand assumptions, the Company recorded an inventory adjustment of $20,555 in the third quarter of fiscal 2016 within cost of sales, of which $13,226 related to finished goods and raw materials and $7,329 related to purchase commitments. The Company also classified the portion of inventory that is not reasonably expected to be realized in cash during the next 12 months as non-current.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

5. Property and equipment

The components of property and equipment were as follows:

	March 31, 2016	March 31, 2015
Cost
Asset under capital lease, net of deferred gain	$45,604	$46,030
Information systems, hardware and software	50,953	56,054
Assembly equipment, furniture, fixtures and other	21,398	28,780
Assets under development	418	1,082

	$118,373	$131,946
Accumulated depreciation and amortization
Asset under capital lease, net of deferred gain	$8,094	$5,424
Information systems, hardware and software	47,268	48,741
Assembly equipment, furniture, fixtures and other	18,917	23,036

	$74,279	$77,201
Net book value
Asset under capital lease, net of deferred gain	$37,510	$40,606
Information systems, hardware and software	3,685	7,313
Assembly equipment, furniture, fixtures and other	2,481	5,744
Assets under development	418	1,082

	$44,094	$54,745

Depreciation and amortization expense was $12,185, $16,619 and $25,875 in fiscal years 2016, 2015 and 2014 respectively. The amount of depreciation expense included in cost of sales amounted to $4,107, $5,353 and $9,518 for fiscal years 2016, 2015 and 2014 respectively.

Sale-leaseback transaction

In fiscal 2014, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees, with gains on sale of CDN$15,000. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The effective interest rate on the capital lease obligation outstanding was 6.6%. Under the lease, the Company is responsible for the management fees and cost of utilities, insurance, taxes and maintenance expenses.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Future minimum annual payments under capital lease at March 31, 2016 are as follows:

Fiscal year ending March 31,
Annual minimum lease payments
2017	$4,585
2018	4,585
2019	4,922
2020	4,952
2021	4,952
2022 and thereafter	65,940

Total minimum lease payments	$89,936
Less: imputed interest on capital lease	37,314

Present value of minimum lease payments	$52,622

6. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	March 31, 2016	March 31, 2015
Product warranty (note 7)	$12,787	$11,448
Accrued compensation and employee benefits	3,873	8,418
Accrued restructuring liabilities (note 2)	900	5,210
Accrued purchase commitments	4,178	485
Other current liabilities	14,837	18,779

	$36,575	$44,340

Other current liabilities, as noted in the table above, include, among other things, freight liabilities, in-transit inventory liabilities and marketing program liabilities, none of which are greater than 5% of the current liabilities balance.

7. Product warranty

Changes in the accrued warranty obligation were as follows:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	$11,448	$17,775	$19,794
Actual warranty costs incurred	(7,301)	(12,552)	(10,995)
Warranty expense	8,811	8,274	10,502
Currency translation adjustment	(171)	(2,049)	(1,526)

Balance at end of year	$12,787	$11,448	$17,775

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

8. Long-term debt and credit facilities

The components of long-term debt were as follows:

	March 31, 2016	March 31, 2015
Term loan	$100,781	$110,938
Unamortized debt discount	(2,847)	(4,440)
Current portion of long-term debt	(12,500)	(10,156)
Asset-based loan	10,000	—

	$95,434	$96,342

Long-term debt repayments for each of the next five years are as follows:

	Fiscal year ending March 31,
	2017	2018	2019	2020	2021	Total
Long-term debt principal	$12,500	$98,281	$—	$—	$—	$110,781
Future interest obligations on long-term debt	$10,525	$7,640	$—	$—	$—	$18,165

All debt and credit facilities are U.S. dollar facilities. The Company’s debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) maturing on January 31, 2018 and a four-year, $50,000 asset-based loan (the “ABL”) maturing on July 31, 2017. The Term loan and the ABL are secured by substantially all assets of the Company. At March 31, 2016, $10,000 was drawn from the ABL facility (March 31, 2015—undrawn).

The Term loan requires mandatory repayments, on a quarterly basis, of 7.5% per annum during the first two-and-a-half years and 10.0% per annum in the last two years. In addition, the Term loan is subject to an annual excess cash flow sweep, as defined under the credit agreement. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1,000 at March 31, 2016 (March 31, 2015—$1,000). The Company had $20,454 of availability from the ABL facility at March 31, 2016.

Borrowings under the Term loan and ABL bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is LIBOR plus 2.5% at March 31, 2016.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The Company recognized a discount of $7,050 which has been presented as a reduction of the Term loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 12.4%.

(b) Deferred financing fees

In July 2013, the Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the credit facility refinancing and the subsequent full repayment of a previous long-term facility. These fees are included in interest expense.

In July 2013, the Company incurred fees of $4,541 relating to the Term loan and the ABL. The Company recorded amortization of deferred financing fees of $884, $1,023 and $3,471 for fiscal years 2016, 2015 and 2014, respectively.

9. Share capital

In April 2014, the Company announced the conversion of 7,946,420 Class B Shares into single vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Common Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders. Each Common Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The share capital activity was as follows:

	Amount	Number of Shares
Common Shares
Balance at March 31, 2013	$454,703	4,152,117
Participant Equity Loan Plan	603	—
Shares issued under stock plans	1,168	65,110

Balance at March 31, 2014	$456,474	4,217,227
April 2014 share conversion	238,407	7,946,420
Participant Equity Loan Plan	234	—
Shares issued under stock plans	1,036	55,444

Balance at March 31, 2015	$696,151	12,219,091
Participant Equity Loan Plan	43	—
Shares issued under stock plans	312	23,901

Balance at March 31, 2016	$696,506	12,242,992

Common Shares—Treasury Shares
Balance at March 31, 2014	$(840)	(41,050)

Balance at March 31, 2015	$(840)	(41,050)

Balance at March 31, 2016	$(840)	(41,050)

Class B Shares
Balance at March 31, 2014	$238,407	7,946,420
April 2014 share conversion	(238,407)	(7,946,420)

Balance at March 31, 2015	$—	—

Balance at March 31, 2016	$—	—

Total share capital	$695,666	12,201,942

10. Stock-based compensation

The Amended and Restated Equity Incentive Plan provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees and consultants of the Company and its subsidiaries. The Company has reserved for issuance Common Shares representing up to 12% of the total outstanding Common Shares. At March 31, 2016, there were 502,792 stock-based awards available for future grant.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

(a) Stock options

Stock options may be settled in cash or shares of the Company at the option of the Company. Stock options vest either over 3 to 4 years or cliff-vest after 3 years, and have a 5 year term.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions:

	Year ended March 31,
	2016	2015	2014
Risk-free interest rate	1.22%	1.19%	0.70%
Expected volatility	66.68%	64.85%	61.51%
Expected life in years	3.8	4.0	3.5
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value of options granted	$4.90	10.10	$9.40

The expected risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected life of the option. The expected volatility used in the stock option valuation is the Company’s historical volatility over the options’ expected life from the date of grant. The expected life is based on the Company’s estimated expected exercise pattern of the options. The expected dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s stock option plan:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2013	308,820	$68.61	3.42	$37
Granted	112,898	21.25	—
Exercised/Released	(1,338)	16.16	—
Forfeited	(74,246)	88.40	—

Balance at March 31, 2014	346,134	$49.08	2.77	$5,901
Granted	225,278	20.43	—
Exercised/Released	(1,162)	16.20	—
Forfeited	(73,364)	45.38	—

Balance at March 31, 2015	496,886	$36.71	2.03	$—
Granted	313,621	9.94	—
Forfeited	(243,517)	24.52	—
Expired	(36,400)	166.42	—

Balance at March 31, 2016	530,590	$17.58	1.90	$16

Vested or expected to vest as of March 31, 2016	444,374	$18.67	1.79	$11
Exercisable at March 31, 2016	135,712	$28.33	1.05	$—

As at March 31, 2016, the total compensation cost not yet recognized related to unvested stock options was $1,098. This amount is expected to be recognized over the next 32 months on a weighted-average basis. Cash received from stock options exercised for fiscal 2016 was nil (2015—$19; 2014—$22). The total intrinsic value of stock options exercised in fiscal 2016 was nil (2015—$6; 2014—$17).

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and vest immediately. DSUs are settled upon retirement or death, and may be settled in cash or shares of the Company at the option of the Company.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s deferred share plan:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	14,798	10,375	6,000
Granted	7,200	4,423	6,375
Exercised/Released	—	—	(2,000)
Forfeited	—	—	—

Balance at end of year	21,998	14,798	10,375

(c) Restricted share units

Restricted share units (“RSUs”) are issued to employees of the Company and may be settled in cash or shares of the Company at the option of the Company. Time-based RSUs either vest over 3 to 4 years or cliff-vest after 3 years. Performance-based RSUs vest after three years and the number of units released is dependent upon meeting certain performance conditions.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s restricted share plan:

	Number of time- based RSUs	Weighted- average fair value	Number of performance- based RSUs	Weighted- average fair value
Balance at March 31, 2013	183,184	$15.87	8,763	$43.70
Granted	35,000	18.21	475,000	14.98
Exercised/Released	(61,773)	17.33	—	—
Forfeited	(42,126)	13.51	(73,750)	15.87

Balance at March 31, 2014	114,285	$16.67	410,013	$15.44
Granted	59,531	21.89	—	—
Exercised/Released	(54,282)	18.59	—	—
Forfeited	(18,245)	15.27	(69,813)	18.36

Balance at March 31, 2015	101,289	$18.96	340,200	$14.84
Granted	132,980	10.69	27,700	11.80
Exercised/Released	(23,901)	13.03	—	—
Forfeited	(56,788)	14.60	(107,700)	13.96

Balance at March 31, 2016	153,580	$14.33	260,200	$14.88

As at March 31, 2016, estimated total compensation expense not yet recognized related to all unvested RSUs was $1,122 which is expected to be recognized over the next 32 months.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(d) Stock-based compensation expense

A summary of the stock-based compensation expense included in the Consolidated Statements of Operations for fiscal years 2016, 2015 and 2014 is as follows:

	Year ended March 31,
	2016	2015	2014
Selling, marketing and administration	$(3,821)	$5,016	$3,243
Research and development	(19)	894	360

Total stock-based compensation (recovery) expense	$(3,840)	$5,910	$3,603

In fiscal 2016, the Company recorded a stock-based compensation recovery of $3,840, which included a recovery of $5,716 with respect to performance-based RSUs as it was determined to be improbable that the performance conditions will be satisfied.

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Year ended March 31,
	2016	2015	2014
(Loss) income before income taxes
Domestic	$(51,981)	$17,435	$30,594
Foreign	7,115	19,546	(9,530)

	$(44,866)	$36,981	$21,064
Combined tax rate	26.50%	25.00%	25.00%

Expected income tax (recovery) expense	$(11,889)	$9,245	$5,266
Adjustments
Non-deductible, non-taxable items	(1,502)	3,684	1,768
Tax rate variance	(853)	1,646	1,000
Change in valuation allowance	27,483	1,446	(2,807)
Investment tax credits	2,398	(2,618)	(5,176)
Other	400	(550)	469

Income tax expense	$16,037	$12,853	$520

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The components of the deferred income tax assets and liabilities were as follows:

	March 31, 2016	March 31, 2015
Deferred income tax assets
Inventory	$—	$146
Non-capital losses	12,099	1,953
Foreign non-capital losses	5,529	5,691
Property, plant and equipment	2,061	1,399
Allowance for bad debts	433	135
Deferred revenue	10,780	6,765
Capital lease obligation	1,324	818
Accrued restructuring	67	269
Warranty	3,453	4,933
Deferred financing fees	524	256
Long-term debt	2,585	2,090
Intangible assets	123	88
Other	412	503

Total deferred income tax assets	39,390	25,046
Deferred income tax liabilities
Inventory	26	—
Investment tax credits	939	651

Total deferred income tax liabilities	965	651

Net deferred income tax assets before valuation allowance	38,425	24,395
Valuation allowance	35,522	8,039

Net deferred income tax assets after valuation allowance	$2,903	$16,356

Deferred income tax asset	$3,150	$16,356
Deferred income tax liability	247	—

	$2,903	$16,356

The Company had consolidated non-capital losses for income tax purposes of $64,523 at March 31, 2016 (Canada—$44,794, New Zealand—$19,598, Other—$131) (March 31, 2015—$28,182 (Canada—$7,873, New Zealand—$20,168, Other—$141)) which will expire at various times through 2036.

The Company had consolidated investment tax credit carryforwards for income tax purposes of $2,570 (March 31, 2015—$2,605) that will expire at various times through 2036.

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company assessed the impact of the fiscal 2016 financial performance together with the uncertainty surrounding the timing of a return in generating taxable income in Canada. As a result, the Company recorded a $27,483 valuation allowance during fiscal 2016 against its Canadian and international deferred tax

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

assets to the extent that they are not expected to be realized through the reversal of taxable temporary differences and loss carrybacks. This accounting treatment has no effect on the Company’s actual ability to utilize the deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2008. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2008. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income (loss) for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

12. (Loss) earnings per share amounts

Basic (loss) earnings per share is computed based on the weighted average number of shares of Common Shares outstanding during the year. Diluted (loss) earnings per share is computed based on the weighted average number of shares of Common Shares plus the effect of dilutive potential Common Shares outstanding during the year using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted (loss) earnings per share were as follows:

	Year ended March 31,
	2016	2015	2014
Net (loss) income available to common shareholders	$(60,903)	$24,128	$20,544
Weighted-average number of shares outstanding	12,197,167	12,158,169	12,099,703
Effect of dilutive securities	—	493,643	582,314

Weighted-average diluted shares	12,197,167	12,651,812	12,682,017

Basic (loss) earnings per share	$(4.99)	$1.98	$1.70
Diluted (loss) earnings per share	$(4.99)	$1.91	$1.62

No dilutive securities were included in the diluted earnings per share calculation for fiscal 2016 due to a net loss reported. Anti-dilutive securities excluded from the calculations of diluted earnings per share were 17,305 and 11,792 for fiscal years 2015 and 2014, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

13. Commitments and contingencies

(a) Commitments

	Fiscal year ending March 31,
	2017	2018	2019	2020	2021 and thereafter	Total
Operating leases	$1,730	$1,794	$1,487	$1,426	$—	$6,437

The operating lease commitments relate primarily to office space and represent the minimum commitments under these agreements. The lease terms range from 3 to 12 years. The Company incurred rental expense of $1,966, $2,132 and $2,436 for fiscal years 2016, 2015 and 2014, respectively.

Commitments have been calculated using foreign exchange rate in effect at March 31, 2016. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. It is not anticipated that the Company would suffer a material loss in the event that it is required to honor these guarantees.

14. Segment disclosure

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discrete financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. Therefore, the Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment.

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Year ended March 31,
	2016	2015	2014
Revenue
United States	$194,596	$255,544	$266,610
Canada	29,041	37,852	62,979
Europe, Middle East and Africa	105,846	152,569	167,099
Rest of World	18,997	46,954	92,486

	$348,480	$492,919	$589,174

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

For fiscal 2016 and fiscal 2015, one distributor accounted for 20% and 16% of total revenue, respectively. For fiscal 2014, no single distributor or reseller accounted for more than 10% of revenues.

15. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar (“USD”), the Euro (“EUR”), and British pound sterling (“GBP”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar-denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company does not apply hedge accounting to its interest rate derivatives.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this credit risk.

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$8,629	$—	$—	$8,629
Derivative instruments	—	726	—	726

Total assets	$8,629	$726	$—	$9,355

Liabilities
Derivative instruments	$—	$125	$—	$125

Total liabilities	$—	$125	$—	$125

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

(a) Fair value of derivative contracts

March 31, 2016
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(48)	Apr 2016 to Jun 2016	1.2492 – 1.2946	USD 4,000	Sell
	293	Apr 2016 to Oct 2016	1.3762 – 1.5920	EUR 9,000	Sell
	356	Apr 2016 to Sep 2016	2.0201 – 2.0201	GBP 3,000	Sell

$601

March 31, 2015
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(607)	Apr 2015 to Nov 2015	1.1294 – 1.2152	USD 7,000	Sell
	639	Apr 2015 to Dec 2015	1.4010 – 1.4938	EUR 20,000	Sell
	(320)	Apr 2015 to Nov 2015	1.7906 – 1.8354	GBP 5,500	Sell

$(288)

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. At March 31, 2016, the fair value of foreign exchange derivative contracts includes $726 in other current assets (March 31, 2015—$639) and $125 in accrued and other current liabilities (March 31, 2015—$927). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded a loss of $1,688, a gain of $1,295 and a loss of $5,784 on these contracts for fiscal years 2016, 2015 and 2014, respectively.

The Company enters into interest rate derivative contracts to hedge its risks in the changes of market interest rates against the Company’s financial instruments. The Company did not enter into any interest rate derivative contracts in fiscal 2016. The Company recorded gains of $242 and $720 for fiscal 2015 and fiscal 2014, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s Term loan has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of the Term loan was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s Term loan are as follows:

	March 31, 2016		March 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$100,781	$99,671	$110,938	$111,424

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

16. Subsequent events

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

On May 26, 2016, the Company announced that it entered into an arrangement agreement under which Foxconn Technology Group has agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share. The arrangement agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by SMART shareholders, and is expected to close during the second quarter of fiscal 2017.